UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

For the Semi-annual Period Ended September 30, 2021

ECO ALLIES INC.
(Exact name of registrant as specified in its charter)

Commission File Number: 024-11554

Nevada

(State or other jurisdiction of incorporation or organization)

85-3321231

(I.R.S. Employer Identification No.)

601 East Charleston Boulevard Suite 100

Las Vegas, NV 89401

(Address of principal executive offices)

818-326-6018

Issuer’s telephone number, including area code

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Eco Allies Inc. ("EAI" or the "Company" "Us" or "We") is to be engaged in the business of Climate Change Mitigation. We believe that our revenues will be achieved from generating and trading carbon offset credits, emission offset credits, Eco Allies’ planed branded biochar products, livestock feed and kitty litter, and the deployment of our proprietary Paulownia SuperGreenTrees™. EAI was incorporated in Nevada on July 29, 2020.  As of September 30, 2021 the company had no paid employees. EAI is based in Las Vegas, Nevada. Eco Allies® is a registered trademark of Eco Allies Inc.

EAI’s mission: Eco Allies® is pursuing opportunities in Climate Change Mitigation, including in Renewable and Sustainable Technologies.

A. Operating Results Overview

The Regulation A public offering began in June 28 2021. The Company believes that the impact of Covid-19 resulted in public offering investments being reduced.  The funds raised have not kept up with the required operating expenses to fund the operations. The Company still believes it may be able to obtain funds through the Regulation A public offering and continues to seek investment through that filing. The Company is also exploring alternative options to raise additional funding to continue operations into the future, and pursue its plan for the Company’s operations.

Results of Operations

The period of April 1, 2021 to September 30, 2021

The Regulation A public offering raised $15,500 from June 28, 2021 through September 30, 2021 to fund the startup phase of the company. A significant portion of the funds sought through the Regulation A public offering are planned to purchase land, equipment, and to set up various revenue generating programs. Administration expenses are limited until the acquisition of the land sought, the equipment to be placed, and the other revenue generation programs are able to be funded.

Operating Expenses for the period of March 31, 2021 to September 30, 2021 were $47,529 consisting of $43,529 for office, management, and legal and professional fees, and $4,000 for interest expense.

The net loss for the period of March 31, 2021 to September 30, 2021 was ($47,529). This net loss was not inconsistent with  expectations for start-up of the Company. The continuing impact of the Covid-19 pandemic is believed to have had a negative impact on the investor contribution level on the Regulation A offering.

B. Liquidity and Capital Resources

We had net cash of $140 at September 30, 2021.

During the period of March 31, 2021 to September 30, 2021, the company incurred operating expenses of $47,529 which exceeded public investment contributions of $15,500 during the period. John Honour, CEO loaned $3,320 to the Company to fund operations through September 30, 2021.

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C. Plan of Operations

Our plan of operation for the period of March 31, 2021 to September 30, 2021 is as follows:

At the time of this filing, the Company has not stopped its Regulation A offering activities and has continued to pursue business opportunities for the Company as new capital sources are sought. In September 2021, the Company filed a Form C and contracted with the crowdfunding portal, NetCapital, to raise $5,000,000. This crowdfunding effort so far has not been successful. The Company has raised additional funds through the Regulation A public offering after September 30, 2021, which do not reflect in the six months ending September 30, 2021 report. The Company The Company is actively seeking new capital sources or other options, however there is no guarantee that over the next 12 months such new funding will occur and without the necessary funding the Company would have to cease operations. Through various connections of Company officers and associates of them and the CEO John Honour, the Company has sought additional investors. The Company believes that it may find additional, and potentially significant in amount investors starting in early 2022, but there is no assurance of this taking place at the present time. In December 2021, the Company signed two licensing agreements with two companies by which those companies would license the Company’s proprietary SuperGreenTrees™ to those companies so that they could grow the trees. Eco Allies will receive payment for the Super GreenTree™ seeds purchased along with a percentage of the income generated, before the companies’ income taxes, payable to the Company. The Company is pursuing other such opportunities. No revenue for the Company has as yet been generated from the two licensing agreements..

D. Trend Information

Based on the Company's results from the inception, EAI believes that interest in its Regulation A offering and platform has been steadily declining, and as of September 30, 2021, has been able to keep operations running due to the services of its CEO and General Counsel pursuing fund raising and maintaining minimum requirements to keep the Company able to pursue raising funds in order to be able to commence its planned operational activities if the needed funding is received. The Company is exploring multiple possibilities of raising capital or other options to advance its operational plans.

E. Off-Balance Sheet Arrangements

None

F. Critical Accounting Policies

None

G. Additional Company Matters

The Company has not filed for bankruptcy protection nor has it ever been involved in receivership or similar proceedings. The Company is not presently involved in any legal proceedings material to the business or financial condition of the Company.

Item 2. Other Information

None

Item 3. Financial Statements

See below

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 Eco Allies Inc.

(a Nevada corporation)

Interim Financial Statements (unaudited)

As of April 1, 2021 through September 30, 2021

September 30, 2021

Financial Statements

Eco Allies Inc.

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BALANCE SHEET
As of September 30, 2021 (unaudited)

ASSETS	9/30/21
(unaudited)
Current Assets:
Cash and cash equivalents	$140
Loan Receivable related party	4,500
Prepaid Services
Total Current Assets	$4,640

Property, Plant and Equipment, net	NONE

TOTAL ASSETS	$4,640

LIABILITIES AND SHAREHOLDERS’ EQUITY

Liabilities:
Current Liabilities:
Loan Payable	$44,000
Loan Payable-Related Party	3,320
Total Current Liabilities	$47,320

TOTAL LIABILITIES	$47,320

Shareholders’ Equity:
Common stock, $.001 par value, 50,000,000 shares authorized, 3,969,500 and 3,985,000 issued and outstanding as of September 30, 2021	$3.985
Paid-in Capital	2,682,315
Retained earnings	(2,681,451)
Net Income	(47,529)
Total Stockholder’s Deficit	$(42,680)

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$4,640

See accompanying notes, which are an integral part of these financial statements. In the opinion of management, all adjustments necessary in order to make the interim financial statements not misleading have been included.

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ECO ALLIES INC.
STATEMENT OF OPERATIONS
For the period of April 1, 2021 to September 30, 2021 (Unaudited)

For the period ended
9/30/21
(unaudited)

Revenues	$-
Cost of revenues	-
Gross Profit (Loss)	$-

Operating Expenses:
Legal & Professional Fees	$35,000
Management Fees	8,100
General and administrative	429
Total Operating Expenses	$43,529

Net Operating Income (Loss)	$(43,529)

Other Expenses
Interest Expense	$4,000
Total Other Expense	4,000

Net Income	$(47,529)

See accompanying notes, which are an integral part of these financial statements. In the opinion of management, all adjustments necessary in order to make the interim financial statements not misleading have been included.

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ECO ALLIES INC.

STATEMENT OF STOCKHOLDER’S EQUITY

(Unaudited)

	Common Stock		Additional Paid-in	Accumulated	Shareholders
	Shares	Value	Capital	Earnings/Deficit	Equity

As of March 31, 2021	3,969,500	$3,970	2,666,831	$(2,681,451)	(10,651)
Share Issuance	15,500	15
Capital Contribution			15,484
Net Income/(Loss)				(47,529)
Balance as of September 30, 2021	3,985,000	$3,985	$2,682,315	$(2,728,980)	$(42,680)

See accompanying notes, which are an integral part of these financial statements. In the opinion of management, all adjustments necessary in order to make the interim financial statements not misleading have been included.

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ECO ALLIES INC.
STATEMENT OF CASH FLOWS (Unaudited)
For the period of April 1, 2020 to September 30, 2021

9/30/21

Cash Flows from Operating Activities
Net Income/Loss	$(47,529)
Adjustments to reconcile net loss to net cash used:
Amortization of Debt Discount	4,000

Increase in Accounts Payable
Net Cash Used in Operating Activities	$43,529

Loan to Related Party	(4,500)
Repayment of loan to Related party (other)	(603)
Use of Cash-Other	$(5,103)

Cash Flows from Financing Activities
Advances from related party	$3,320
Public Offering Investments	15,500
Issuance of Note	20,000
Net Cash Provided by Financing Activities	$38,820

Net Decrease in Cash and Cash Equivalents	$(394)

Cash and Cash Equivalents at Beginning of Period	$534
Cash and Cash Equivalents at End of Period	$140

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	-
Cash paid for income taxes	-

See accompanying notes, which are an integral part of these financial statements. In the opinion of management, all adjustments necessary in order to make the interim +++++financial statements not misleading have been included.

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ECO ALLIES INC.

NOTES TO FINANCIAL STATEMENTS

As of September 30, 2021

NOTE 1 - NATURE OF OPERATIONS

Eco Allies Inc. (which may be referred to as the “Company,” “we,” “us,” or “our”) is to be engaged in the business of Climate Change Mitigation. Revenues are intended to be achieved from generating and trading carbon offset credits, emission offset credits, Eco Allies’ planed branded biochar products, livestock feed and kitty litter, and the deployment of our proprietary Paulownia SuperGreenTrees™ for biomass, biochar, carbon offset credits, and other uses the trees have.

The Company was incorporated in July 2020 in the state of Nevada.  The Company is headquartered in Nevada.

Since Inception, the Company has received advances from its CEO and from investors in the Company’s common stock under a Form D filed in and a Regulation A public offering that became qualified through Securities and Exchange Commission (“SEC”) approval on June 28, 2021, and through loans to fund its operations (see Note 6), and funds from revenue producing activities, if and when such can be realized.  The Company also filed a Form C, but has not raised any money through it. The Company has raised $15,500 from the Regulation A offering as of September 30, 2021.  The expenses incurred in operating the business have exceeded the funds realized from investor contributions.  These financial statements and related notes thereto do not include any adjustments that might result from the uncertainties if future investor contributions are not increased.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.  It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents.  Cash consists of currency held in the Company’s checking account.   As of September 30, 2021, the Company had $140 in a corporate checking account.

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Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered.  Trade receivables are stated at the amount billed to the customer.  Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer.  As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances.  As of September 30, 2021, the Company had an outstanding accounts receivable of $4,500 from its majority shareholder, Stereo Vision Entertainment, Inc..

Property and Equipment

Property and equipment are recorded at cost.  Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized.  Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.  As of September 30, 2020, the Company had recorded no depreciation.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition.  In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets.  The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.  As of September 30, 2020, the Company had no fixed assets.

Deferred Offering Costs

The Company complies with the requirements of ASC 340-10.  The Deferred Offering Costs of the Company consist solely of legal and other fees incurred in connection with the capital raising efforts of the Company.  Under ASC 340-10, costs incurred are capitalized until the offering whereupon the offering costs are charged to members’ equity or expensed depending on whether the offering is successful or not successful, respectively.  As of September 30, 2021, the Company had a zero balance of deferred offering costs.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, cryptocurrency valuation and accrued expenses for financial and income tax reporting.  The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized.

The Company is taxed as a C Corporation for federal and state income tax purposes.  As the Company has recently been formed, no material tax provision exists as of the balance sheet date.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of September 30, 2021, unrecognized tax benefits accrual was zero.

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The Company is current with its foreign, US federal and state income tax filing obligations and is not currently under examination from any taxing authority.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In August 2016, FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230).” ASU 2016-15 provides classification guidance for certain cash receipts and cash payments including payment of debt extinguishment costs, settlement of zero-coupon debt instruments, insurance claim payments and distributions from equity method investees. The standard is effective on January 1, 2018, with early adoption permitted. The Company is currently in the process of evaluating the impact the adoption will have on its financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

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NOTE 3 – INCOME TAX PROVISION

As described above, the Company was recently formed and has only incurred costs of its start-up operations and capital raising. As such, no material tax provision yet exists.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its founders.

NOTE 5 – COMMON EQUITY

The Company has one class of stock outstanding, common. It issued shares to its founder and CEO, for services provided in developing the Company to its majority shareholder, Stereo Vision Entertainment, Inc,, and advisors in conjunction with the formation of the Company, and shares issued to investors through the Company’s Form D filing and its Regulation A public offering. The Company has 50,000,000 shares of common stock authorized, of which 3,985,000 shares are issued and outstanding as of September 30, 2021.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company has received working capital to cover expenses and costs while preparing for the securities offering from its founder and CEO. The balance of these covered costs are recorded as a liability of the Company. The maturity date of the borrowing has been extended by agreement with the lender. Interest was based on an original discount and does not accrue. In Eco Allies Inc. In June 2021, the company signed a definitive agreement with Biochar Now LLC to build a 120 kiln Eco Allies biochar plant in Florida with Eco Allies owning the majority interest. The CEO of Biochar Now is a director of the Company. Funding sought through the Regulation A public offering would be used to fund the building of the plant and to purchase the land for it if sufficient funds are raised. Biochar Now is to provide the equipment at its cost and also is to provide technical services in the building and operation of the plant.

NOTE 7 – ADDITIONAL INFORMATION

Securities Offering

In June 2021 the Securities and Exchange Commission approved an offering up to 20,000,000 shares of common equity in a securities offering exempt from SEC registration under Regulation A, tier 2 in a “best efforts” offering. The Company has sold all shares issued under the Regulation A, Tier 2 filing through its officers and directors, without broker dealer involvement. It has not engaged with advisors and other professionals to facilitate the offering, and so has not paid any commissions on sales of its equity. The Company engaged NetCapital to provide a crowdfunding platform and paid $4,000 for the set-up of it. As of September 30, 2021, there have been de minimus sales of equity through the crowdfunding platform, and the minimum required has not been met whereby the Company would receive any funds.

In conjunction with the engagement of NetCapital, the Company filed a Form C in September 2021. The Regulation A offering has only raised $15,500 in capital as of September 30, 2021. A Form D was filed in April 2021 and the Company raised $29,500 from the sales of its common stock through the efforts of its CEO. As of September 30, 2021, the CEO of the company has loaned over $4,000 to EAI to help und the shortfall from the difference between the amount of investor funds received and the expenses paid from operating the business.

NOTE 8 – SUBSEQUENT EVENTS

After September 30, 2021, the Company has raised an additional $19,000 through the Regulation A public offering.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECO ALLIES INC.

By,	/s/ John H. Honour
Chief Executive Officer
December 29, 2021

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By,	/s/ John H. Honour
Chief Executive Officer
December 29, 2021

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